NORTH CAPITAL FUNDS TRUST 485BPOS

Exhibit 99.(d)(2)

NORTH CAPITAL FUNDS TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

NORTH CAPITAL, INC.

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is entered into as of this 13th day of June, 2023 by and between NORTH CAPITAL FUNDS TRUST, a Delaware statutory trust (the “Trust”), on behalf of the series named on Appendix A hereto (such series being herein referred to as a “Fund,” and collectively as the “Funds”), and the adviser, North Capital, Inc. (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to each Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of June 13, 2023 (the “Investment Advisory Agreement”); and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit each Fund's current Operating Expenses to an annual rate, expressed as a percentage of a share classes’ average daily net assets, to the amounts listed in Appendix A (the "Annual Limit") for the time periods indicated. In the event that the current Operating Expenses of a Fund, on a class-specific basis, as accrued each month, exceed the respective Annual Limit, the Adviser will, as needed, waive its fees and pay to each Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to each Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, but does not include (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) unaffiliated acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short) (vi) taxes; (vii) extraordinary expenses such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers, including the Adviser))

3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement for three years from the date on which the waiver or reimbursement occurs, if such reimbursement can be achieved within the lesser of the Operating Expense Limitations listed in Appendix A or the expense limits in place at the time of recoupment. The Adviser’s right to receive such reimbursement shall survive the termination of either this Agreement or the Investment Advisory Agreement.

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4. Term. This Agreement as to a Fund shall become effective upon its execution, and remain in effect at least until the expiration date specified in Appendix A, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall thereafter continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Board of Trustees of the Trust (the “Board”).

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of each Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A if the Investment Advisory Agreement for the applicable Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the applicable Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTH CAPITAL FUNDS TRUST		NORTH CAPITAL, INC.

By:	/s/James P. Dowd	By:	/s/James P. Dowd
Name:	James P. Dowd	Name:	James P. Dowd
Title:	President and Trustee	Title	Chief Executive Officer

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NORTH CAPITAL FUNDS TRUST

AMENDED AND RESTATED

OPERATING EXPENSES LIMITATION AGREEMENT

Appendix A

As of June 13, 2023

North Capital Treasury Money Market Fund:

Class	Annualized Percentage of Average Dailey Net Assets	Expiration Date
Institutional	0.45%	August 31, 2024
Institutional	1.00%	August 31, 2032

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